Exhibit 99.1

Ballard announces new Long-Term Supply Agreement with NFI and purchase order for 100 fuel cell engines for bus deployments in North America

VANCOUVER, BC and WINNIPEG, MB, Jan. 3, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP); (TSX: BLDP) today announced the signing of a new Long-Term Supply Agreement ("LTSA") with NFI Group Inc. ("NFI"); (TSX: NFI); (www.nfigroup.com), a leading independent bus and coach manufacturer and a leader in electric mass mobility solutions in North America and Europe. The agreement marks a new phase in the established partnership between Ballard and NFI, focused on deployment-level volumes of fuel cell powered buses across all of NFI's major brands including New Flyer, Alexander Dennis, and MCI.

As part of the LTSA, NFI has placed its first purchase order under the agreement for a minimum of 100 FCmove®-HD+ modules for planned delivery in 2024. The modules will primarily be produced in Ballard's Bend, Oregon facility with Buy America compliance, and will power New Flyer's next generation Xcelsior CHARGE FC™ hydrogen fuel cell buses for deployment across the US and Canada, including California, Manitoba, Nevada, New York, Ohio, and Pennsylvania.

"This agreement is the next step in our multi-decade partnership with Ballard and a key component in advancing our leading fuel cell bus offerings," said David White, Executive Vice President, Supply Management, NFI. "By working with Ballard across numerous bus products in multiple jurisdictions, we have been able to leverage best practices and generate design, engineering and sourcing synergies. With growing demand for fuel cell buses, we are excited to continue this partnership as we drive the transition to zero-emission transportation."

"We are proud NFI (and subsidiaries New Flyer, Alexander Dennis, and MCI) has chosen Ballard as their committed partner for the next phase of growth in the fuel cell bus market," said David Mucciacciaro, Ballard Chief Commercial Officer. "We believe New Flyer is well positioned to deliver deployment scale volumes of fuel cell buses, particularly in the US market, where operators increasingly prefer hydrogen fuel cell powered buses for their range, short refueling times, high-availability, and cost-effective infrastructure requirements."

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP;TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product deliveries, customer deployments, and market adoption. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Ballard Power Systems: Kate Charlton - VP Corporate Finance & Investor Relations +1.604.453.3939 or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 03-JAN-24